Exhibit 99.1

VERSO PAPER CORP. ANNOUNCES

FINAL RESULTS OF

EXCHANGE OFFER AND CONSENT SOLICITATION FOR SECOND LIEN NOTES

AND

EARLY TENDER RESULTS OF

EXCHANGE OFFER AND CONSENT SOLICITATION FOR SUBORDINATED NOTES

MEMPHIS, Tenn. (July 31, 2014) – Verso Paper Corp. (“Verso”) (NYSE:VRS) announced today the final results of the previously announced exchange offer and consent solicitation by two of its subsidiaries, Verso Paper Holdings LLC and Verso Paper Inc. (collectively, the “Issuers”), with respect to the Issuers’ outstanding 8.75% Second Priority Senior Secured Notes due 2019 (the “Old Second Lien Notes” and, the related exchange offer, the “Second Lien Notes Exchange Offer”) and the early tender results of the previously announced exchange offer and consent solicitation by the Issuers with respect to the Issuers’ outstanding 11 3⁄8% Senior Subordinated Notes due 2016 (the “Old Subordinated Notes” and, the related exchange offer, the “Subordinated Notes Exchange Offer”).

The exchange offers and consent solicitations are being conducted pursuant to the Agreement and Plan of Merger dated as of January 3, 2014 (the “Merger Agreement”), among Verso, Verso Merger Sub Inc. (“Merger Sub”), and NewPage Holdings Inc. (“NewPage”), pursuant to which Verso will acquire NewPage by means of the merger of Merger Sub with and into NewPage on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), with NewPage surviving the Merger as an indirect, wholly owned subsidiary of Verso. The closing of the Merger is conditioned upon consummation of the exchange offers.

As of 12:00 midnight, New York City time, at the end of July 30, 2014, holders of approximately $299.4 million aggregate principal amount of Old Second Lien Notes have tendered their Old Second Lien Notes in the Second Lien Notes Exchange Offer, and holders of approximately $102.0 million aggregate principal amount of Old Subordinated Notes have tendered their Old Subordinated Notes in the Subordinated Notes Exchange Offer.

“We thank our noteholders for their strong support that has helped us satisfy the minimum participation conditions for the exchange offers,” said Verso President and CEO Dave Paterson. “We have made significant progress to completing our acquisition of NewPage.”

Final Results of Second Lien Notes Exchange Offer

The Issuers received tenders from holders of approximately $299.4 million aggregate principal amount of Old Second Lien Notes prior to 12:00 midnight, New York City time, at the end of July 30, 2014 (the “Second Lien Notes Expiration Time”). These tenders of the Old Second Lien Notes prior to the Second Lien Notes Expiration Time represent approximately 75.6% of the aggregate principal amount of the outstanding Old Second Lien Notes, which exceeds the 75% minimum participation condition for the Second Lien Notes

Exchange Offer. As a result of the participation of holders of Old Second Lien Notes in the Second Lien Notes Exchange Offer, the principal amount of Second Priority Adjustable Senior Secured Notes (“New Second Lien Notes”) following the Merger per $1,000 principal amount of New Second Lien Notes prior to the Merger will be $593.75.

In addition, the Issuers have received the requisite consents for the proposed amendments to the indenture pursuant to which the Old Second Lien Notes were issued, which modify certain restrictive covenants contained therein. The Issuers expect to promptly execute a supplemental indenture that gives effect to these proposed amendments and will become operative upon the final settlement of the Second Lien Notes Exchange Offer.

Early Tender Results of Subordinated Notes Exchange Offer

The Issuers received tenders from holders of approximately $102.0 million aggregate principal amount of Old Subordinated Notes prior to 12:00 midnight, New York City time, at the end of July 30, 2014 (the “Subordinated Notes Early Tender Time”). These tenders of the Old Subordinated Notes prior to the Subordinated Notes Early Tender Time represent approximately 71.6% of the aggregate principal amount of the outstanding Old Subordinated Notes, which exceeds the 70% minimum participation condition for the Subordinated Notes Exchange Offer. The Subordinated Notes Exchange Offer will remain open until it expires as scheduled at 12:00 midnight, New York City time, at the end of August 6, 2014.

In addition, the Issuers have received the requisite consents for the proposed amendments to the indenture pursuant to which the Old Subordinated Notes were issued, which modify certain restrictive covenants contained therein. The Issuers expect to promptly execute a supplemental indenture that gives effect to these proposed amendments and will become operative upon the early settlement of the Subordinated Notes Exchange Offer.

The complete terms and conditions of the Subordinated Notes Exchange Offer remain the same as set forth in the Amended and Restated Confidential Offering Memorandum and Consent Solicitation Statement dated July 24, 2014, and the related consent and letter of transmittal (collectively, the “Offering Documents”).

General

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The Offering Documents will be distributed only to holders of Old Subordinated Notes that complete and return (or have completed and returned) a letter of eligibility confirming that they are “Eligible Holders” for the purposes of the exchange offers and consent solicitations. Global Bondholder Services Corporation is acting as the Information Agent for the exchange offers. Requests for the offering documents from “Eligible Holders” may be directed to Global Bondholder Services Corporation at (212) 430-3774 (for brokers and banks) or (866) 470-3700 (for all others). Holders that are U.S. persons and not qualified institutional buyers or non-U.S. persons that are not non-U.S. qualified offerees should contact Global Bondholder Services Corporation and, after furnishing proof of their status as non-qualified institutional buyers or non-U.S. persons that are not non-U.S. qualified offerees, will receive additional information so that alternative arrangements can be made with the Issuers that will allow such holders to use The Depository Trust Company’s Automated Tender Offer Program to receive similar economic terms to the exchange offers, as applicable.

Neither the boards of directors of the Issuers nor any other person makes any recommendation as to whether the holders of Old Subordinated Notes should exchange their notes, and no one has been authorized to make such a recommendation. Holders of Old Subordinated Notes must make their own decisions as to whether to exchange their notes, and if they decide to do so, the principal amount of the notes to exchange.

About Verso Paper Corp.

Verso Paper Corp. is a leading North American producer of coated papers, including coated groundwood and coated freesheet, and specialty products. Verso is headquartered in Memphis, Tennessee, and owns three paper mills in Maine and Michigan. Verso’s paper products are used primarily in media and marketing applications, including magazines, catalogs and commercial printing applications such as high-end advertising brochures, annual reports and direct-mail advertising. Additional information about Verso is available on its website at www.versopaper.com.

Forward-Looking Statements

In this press release, all statements that are not purely historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “project,” “plan,” “estimate,” “intend” and similar expressions. Forward-looking statements are based on currently available business, economic, financial and other information and reflect management’s current beliefs, expectations and views with respect to future developments and their potential effects on Verso. Actual results could vary materially depending on risks and uncertainties that may affect Verso and its business. For a discussion of such risks and uncertainties, please refer to Verso’s filings with the Securities and Exchange Commission. Verso assumes no obligation to update any forward-looking statement made in this press release to reflect subsequent events or circumstances or actual outcomes.

Contact

Robert P. Mundy

Senior Vice President and Chief Financial Officer

(901) 369-4128

robert.mundy@versopaper.com

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